[ADC Letterhead]
February 23, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Scott Hodgdon, Attorney-Advisor

Re:	ADC Telecommunications, Inc. Form 10-KT for the transition period from November 1, 2008 to September 30, 2009 Filed November 23, 2009 File No. 000-01424
Dear Mr. Hodgdon,
     We acknowledge receipt of your division’s letter dated February 16, 2010 related to the above referenced filing. Due to the internal review process of the subject matter raised in your letter, we would like additional time to respond to the comments. As discussed, we expect to deliver our response on or before March 16, 2010.
     Please call me at (952) 917-0237 if there are any concerns regarding our proposed timetable.

Sincerely, ADC Telecommunications, Inc.
/s/ David H. Sampsell
David H. Sampsell
Associate General Counsel